Generation Income Properties, Inc.

401 East Jackson St., Suite 3300

Tampa, Florida 33606

May 27, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Benjamin Holt

Re: Generation Income Properties, Inc.

Registration Statement on Form S‑11 (Registration No. 333-296210)

Ladies and Gentlemen:

Please be advised that this acceleration request revises and replaces the acceleration request previously filed on May 26, 2026, for the above-referenced Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Generation Income Properties, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 P.M., Eastern time, on Thursday, May 28, 2026, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

Generation Income Properties, Inc.

By: /s/ David Sobelman

David Sobelman

Chief Executive Officer

DOCPROPERTY DOCXDOCID DMS=NetDocuments Format=<<ID>>.<<VER>> \* MERGEFORMAT 4921-8919-4672.1